Exhibit 99.1

Quipt Home Medical Corp.

(Formerly, Protech Home Medical Corp.)

Condensed Consolidated Interim Financial Statements

2022 Third Quarter

For the three and nine months ended

June 30, 2022 and 2021

(UNAUDITED)

(Expressed in US Dollars)

Condensed Consolidated Interim Statements of Financial Position	Page 1
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	Page 2
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	Page 3
Condensed Consolidated Interim Statements of Cash Flows	Page 4
Notes to the Condensed Consolidated Interim Financial Statements	Pages 5-23

Quipt Home Medical Corp. (formerly, Protech Home Medical Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		As at	As at
		June 30,	September 30,
	Notes	2022	2021
ASSETS
Current Assets
Cash		$18,538	$34,612
Accounts receivable, net	4	14,864	11,938
Inventory		13,239	9,253
Prepaid and other current assets		694	1,430
Total current assets		47,335	57,233
Long-term assets
Property, equipment, and right of use assets, net	5	29,666	23,506
Goodwill	6	34,576	12,456
Intangible assets, net	6	18,498	14,874
Other assets	9	403	504
Total long-term assets		83,143	51,340
TOTAL ASSETS		$130,478	$108,573

LIABILITIES
Current Liabilities
Accounts payable		$13,191	$9,842
Accrued liabilities		2,520	3,202
Current portion of equipment loans	9	5,158	6,992
Current portion of lease liabilities	9	3,348	2,981
Government grant	6	631	4,885
Revolving credit facility	9	12,000	—
Deferred revenue		2,758	2,452
Purchase price payable	3	6,873	2,383
Total current liabilities		46,479	32,737
Long-term Liabilities
Debentures	9	9,648	11,784
Equipment loans	9	323	392
Lease liabilities	9	6,183	4,784
SBA Loan	9	120	121
Long-term purchase price payable	3	—	133
TOTAL LIABILITIES		62,753	49,951

SHAREHOLDERS' EQUITY
Capital stock	10	204,443	202,827
Contributed surplus		25,419	21,001
Shares to be issued	3	657	657
Accumulated deficit		(162,794)	(165,863)
TOTAL SHAREHOLDERS' EQUITY		67,725	58,622
TOTAL LIABILITIES AND EQUITY		$130,478	$108,573

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page	1

Quipt Home Medical Corp. (formerly, Protech Home Medical Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Three Months	Three Months	Nine Months	Nine Months
		Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	Notes	2022	2021	2022	2021
Revenue
Rentals of medical equipment		$18,106	$13,751	$50,953	$39,942
Sales of medical equipment and supplies		18,586	12,487	48,816	33,291
Total revenues		36,692	26,238	99,770	73,233
Cost of inventory sold		8,906	7,747	23,919	19,938
Operating expenses	12	16,926	11,502	46,597	31,477
Bad debt expense		3,404	1,682	8,983	5,970
Depreciation		4,602	4,313	14,159	11,282
Amortization of intangible assets	6	761	455	1,676	1,107
Stock-based compensation	10	1,325	1,597	4,596	1,624
Acquisition-related costs	3	156	92	223	164
(Gain) loss on disposal of property and equipment		(7)	(37)	(10)	(65)
Other income from government grant	7	—	—	(4,254)	—
Operating income (loss) from continuing operations		619	(1,113)	3,881	1,736
Financing expenses
Interest expense on convertible debenture		159	190	499	655
Interest expense on leases and loans	9	270	236	798	672
Other interest expense, net		93	53	210	153
Loss on foreign currency transactions		(44)	36	82	170
Change in fair value of warrants		—	(4,127)	—	2,110
Change in fair value of debentures	9	(177)	(3,295)	(1,235)	4,594
Income (loss) before taxes from continuing operations		318	5,794	3,527	(6,618)
Provision (benefit) for income taxes		155	(535)	458	(1,941)
Net income (loss)		$163	$6,329	$3,069	$(4,677)

Net income (loss) per share (Note 13)
Basic earnings (loss) per share		$0.00	$0.20	$0.09	$(0.16)
Diluted earnings (loss) per share		$0.00	$0.19	$0.08	$(0.16)
Weighted average number of common shares outstanding in thousands:
Basic		33,559	30,893	33,449	29,500
Diluted		37,863	33,754	38,109	29,500

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page	2

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Number of					Total
		Shares	Capital	Contributed	Shares to	Accumulated	shareholders'
	Notes	(000’s)	stock	surplus	be Issued	Deficit	equity
Balance September 30, 2020		28,069	$171,405	$16,519	$—	$(159,689)	$28,235
Net loss		—				(4,677)	(4,677)
Stock-based compensation	10	—		1,624			1,624
Exercise of warrants, including transfer of derivative warrant liability of $4,140	10	3,390	21,614				21,614
Shares to be issued for acquisition		—			3,033		3,033
Issuance of stock to be issued		629	2,376		(2,376)		—
Conversion of debentures		663	4,714				4,714
Stock options exercised	10	92	239	(65)			174
Compensation options exercised	10	368	1,717	(316)			1,401
Balance June 30, 2021		33,211	$202,065	$17,762	$657	$(164,366)	$56,118

Balance September 30, 2021		33,350	$202,827	$21,001	$657	$(165,863)	$58,622
Net income		—				3,069	3,069
Conversion of debentures	9	160	884				884
Stock options exercised	10	22	204	(25)			179
Compensation options exercised	10	115	528	(153)			375
Stock-based compensation	10	—		4,596			4,596
Balance June 30, 2022		33,647	$204,443	$25,419	$657	$(162,794)	$67,725

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page	3

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Nine months	Nine months
		ended June 30,	ended June 30,
	Notes	2022	2021
Operating activities
Net income (loss)		$3,069	$(4,677)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization		15,835	12,389
Amortization of financing costs	9	105	105
Accretion of purchase price payable	3	63	19
Interest expense, net of amortization and accretion		1,339	1,356
Cash paid for interest		(1,520)	(1,593)
Loss on foreign currency transactions		82	170
Loss on fair value of warrants	8	—	2,110
(Gain) loss on fair value of convertible debentures	9	(1,235)	4,594
Gain on disposal of property and equipment		(10)	(65)
Stock-based compensation	10	4,596	1,624
Other income from government grant	7	(4,254)	—
Provision (benefit) for income taxes		458	(1,941)
Cash paid for income taxes		(468)	(343)
Change in working capital net of assets acquired and liabilities assumed:
(Increase) decrease in accounts receivable		497	(529)
Increase in inventory		(1,081)	(2,308)
(Increase) decrease in prepaid and other current assets		801	(1,077)
Increase (decrease) in deferred revenue		(117)	317
Increase (decrease) in accounts payables and accrued liabilities		1,273	1,098
Net cash flow provided by operating activities		19,433	11,249
Investing activities
Purchase of property and equipment	5	(6,020)	(2,254)
Cash proceeds from sale of property and equipment		283	638
Cash paid for acquisitions	3	(28,687)	(10,963)
Net cash flow used in investing activities		(34,424)	(12,579)
Financing activities
Repayments of loans	9	(9,214)	(7,337)
Repayments of leases	9	(2,857)	(2,377)
Payments of purchase price payable	3	(1,468)	(783)
Proceeds from borrowings on the revolving credit facility	9	12,000	—
Proceeds from exercise of warrants	10	—	10,633
Proceeds from exercise of compensation options	10	375	—
Proceeds from exercise of options	10	179	1,575
Net cash flow (used in) provided by financing activities		(985)	1,711

Net (decrease) increase in cash		(15,976)	381

Effect of exchange rate changes on cash held in foreign currencies		(98)	986

Cash, beginning of period		34,612	29,227
Cash, end of period		$18,538	$30,594

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page	4

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Quipt Home Medical Corp. (“Quipt” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 666 Burrard St, Vancouver, British Columbia, V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The Company has embarked on an acquisition strategy for additional revenue and profit growth.

The Company changed its name from Protech Home Medical Corp. to Quipt Home Medical Corp. on May 13, 2021.

The Company’s shares are traded on the TSX Venture Exchange under the symbol QIPT. On May 27, 2021, the stock began trading on NASDAQ in the United States under the symbol QIPT. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.

Reclassifications

Certain reclassifications have been made to the prior period presentation in order to conform to the current presentation.

2.	Summary of significant accounting policies

Unreserved statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2021 and 2020.

The Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the years ended September 30, 2021 and 2020.

The unaudited consolidated financial statements were approved and authorized for issue by the Board of Directors on August 15, 2022.

Page	5

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

3.	Acquisition of businesses and purchase accounting

Acquisition of Thrift Home Care, Inc.

On October 1, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Thrift Home Care, Inc. (“Thrift”), a Mississippi-based company in the same industry as the Company. The purchase price was $2,169,000 of which $1,804,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.31% for a fair value of $365,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $26,000 of professional fees in conjunction with the acquisition.

The revenues and net loss for Thrift for the nine months ended June 30, 2022 was approximately $1,600,000 and $(30,000), respectively.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to: property and equipment, intangible assets acquired, deferred tax liabilities, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The fair value of the acquired assets that is provisional pending final valuations of the assets and liabilities is as follows:

Cash	$452
Accounts receivable	165
Inventory	107
Property and equipment	270
Right of use assets	888
Goodwill	540
Intangibles	770
Accounts payable	(140)
Accrued liabilities	(33)
Deferred revenue	(40)
Lease liabilities	(810)
Net assets acquired	$2,169
Cash paid at closing	$1,804
Cash to be paid after closing, included in purchase price payable	365
Consideration paid or payable	$2,169

The goodwill is attributable to expected synergies from the combined operations. None of the goodwill is deductible for income tax purposes.

Page	6

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Acquisition of Heckman Healthcare Services & Supplies, Inc.

On November 1, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Heckman Healthcare Services & Supplies, Inc (“Heckman”). Heckman is an Illinois-based company in the same industry as the Company. The purchase price was $2,435,000, of which $2,103,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.31% for a fair value of $332,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $28,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for Heckman for the nine months ended June 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $1,700,000 and $150,000, respectively, of which approximately $1,500,000 and $140,000 were recognized in the period from November 1, 2021 to June 30, 2022.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to property and equipment, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The fair value of the acquired assets is provisional pending final valuations of the assets and liabilities is as follows:

Cash	$169
Accounts receivable	170
Inventory	280
Property and equipment	1,111
Right of use assets	54
Goodwill	843
Intangibles	90
Accounts payable	(159)
Accrued liabilities	(96)
Deferred revenue	(27)
Net assets acquired	$2,435
Cash paid at closing	$2,103
Cash to be paid after closing, included in purchase price payable	332
Consideration paid or payable	$2,435

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for income tax purposes.

Acquisition of Southeastern Biomedical Services, LLC

On November 9, 2021, the Company, through newly-created entity SE Biomedical Holdco, LLC (“Southeastern Bio”), a Kentucky limited liability company, entered into a purchase agreement to acquire substantially all of the assets of Southeastern Biomedical Services, LLC.  Southeastern Bio provides repair parts and service, calibration, and electrical safety for the durable medical equipment industry, and was a vendor of the Company. The purchase price was $697,000, of which $600,000 was paid in cash at closing, with remaining holdbacks payable on the six- and twelve-month

Page	7

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

anniversaries of the acquisition at a fair value of $97,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $18,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net loss for Southeastern Bio for the nine months ended June 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $1,600,000 and $(140,000), respectively, of which approximately $1,400,000 and $(120,000) were recognized in the period from November 9, 2021 to June 30, 2022.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to: property and equipment, intangible assets acquired, deferred tax liabilities, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The fair value of the acquired assets is provisional pending final valuations of the assets and liabilities and is as follows:

Accounts receivable	$112
Inventory	53
Property and equipment	14
Right of use assets	292
Goodwill	225
Intangibles	270
Accounts payable	(131)
Lease liabilities	(138)
Net assets acquired	$697
Cash paid at closing	$600
Cash to be paid after closing, included in purchase price payable	97
Consideration paid or payable	$697

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Acquisition of At Home Health Equipment, LLC

On January 1, 2022, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of At Home Health Equipment, LLC (“At Home”). At Home is an Indiana-based company in the same industry as the Company. The purchase price was $13,266,000, of which $11,978,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.41% for a fair value of $1,288,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $31,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for At Home for the nine months ended June 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $9,700,000 and $700,000, respectively, of which approximately $6,300,000 and $700,000 were recognized in the period from January 1, 2022 to June 30, 2022.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to property and equipment, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in

Page	8

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The fair value of the acquired assets is provisional pending final valuations of the assets and liabilities is as follows:

Cash	$495
Accounts receivable	1,346
Inventory	1,211
Prepaid expenses	71
Property and equipment	775
Right of use assets	1,310
Goodwill	6,035
Intangibles	4,170
Accounts payable	(600)
Accrued liabilities	(345)
Deferred revenue	(135)
Lease liabilities	(1,067)
Net assets acquired	$13,266
Cash paid at closing	$11,978
Cash to be paid after closing, included in purchase price payable	1,288
Consideration paid or payable	$13,266

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Acquisition of Good Night Medical, LLC

On April 1, 2022, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Good Night Medical, LLC (“Good Night”) and its subsidiaries. Good Night is an Ohio-based company in the same industry as the Company. The purchase price was $6,168,000, of which $4,361,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.41% for a fair value of $1,807,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $34,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for Good Night for the nine months ended June 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $6,900,000 and $300,000, respectively, of which approximately $1,700,000 and $30,000 were recognized in the period from April 1, 2022 to June 30, 2022.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to property and equipment, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods

Page	9

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

subsequent to the period of acquisition could be affected. The fair value of the acquired assets is provisional pending final valuations of the assets and liabilities is as follows:

Cash	$42
Accounts receivable	730
Inventory	369
Property and equipment	250
Right of use assets	261
Goodwill (provisional)	6,838
Accounts payable	(1,100)
Accrued liabilities	(166)
Deferred revenue	(39)
Equipment loans	(756)
Lease liabilities	(261)
Net assets acquired	$6,168
Cash paid at closing	$4,361
Cash to be paid after closing, included in purchase price payable	1,807
Consideration paid or payable	$6,168

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Acquisition of Access Respiratory Home Care, LLC

On June 1, 2022, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Access Respiratory Home Care, LLC (“Access”). Access is a Louisiana-based company in the same industry as the Company. The purchase price was $6,616,000, of which $5,347,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.41% for a fair value of $1,269,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $75,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for Access for the nine months ended June 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $4,900,000 and $700,000, respectively, of which approximately $600,000 and $150,000 were recognized in the period from June 1, 2022 to June 30, 2022.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to property and equipment, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The fair value of the acquired assets is provisional pending final valuations of the assets and liabilities is as follows:

Page	10

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Cash	$417
Accounts receivable	600
Inventory	393
Property and equipment	200
Right of use assets	561
Goodwill (provisional)	5,811
Accounts payable	(330)
Accrued liabilities	(475)
Deferred revenue	(90)
Equipment loans	(10)
Lease liabilities	(461)
Net assets acquired	$6,616
Cash paid at closing	$5,347
Cash to be paid after closing, included in purchase price payable	1,269
Consideration paid or payable	$6,616

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Acquisition of NorCal Respiratory, Inc.

On June 3, 2022, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of NorCal Respiratory, Inc (“NorCal”). NorCal is a California-based company in the same industry as the Company. The purchase price was $3,098,000, of which $2,494,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.41% for a fair value of $604,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $10,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net loss for NorCal for the nine months ended June 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $2,100,000 and $(200,000), respectively, of which approximately $200,000 and $(20,000) were recognized in the period from June 3, 2022 to June 30, 2022.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to property and equipment, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The fair value of the acquired assets is provisional pending final valuations of the assets and liabilities is as follows:

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Cash	$503
Accounts receivable	300
Inventory	492
Property and equipment	360

Page	11

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Right of use assets	481
Goodwill (provisional)	1,921
Accounts payable	(100)
Accrued liabilities	(83)
Deferred revenue	(93)
Equipment loans	(335)
Lease liabilities	(348)
Net assets acquired	$3,098
Cash paid at closing	$2,494
Cash to be paid after closing, included in purchase price payable	604
Consideration paid or payable	$3,098

Purchase Price Payable

The purchase price payable included on the statements of financial position consists of amounts related to prior period acquisitions in addition to the three fiscal year 2022 acquisitions less payments made to date. Below is the movement in purchase price payable for the nine months ended June 30, 2022 and 2021, respectively:

Balance September 30, 2020 (current $857 plus long-term $560)	$1,417
Additions from acquisitions	1,900
Accretion of interest	19
Payments on prior period acquisitions	(783)
Balance June 30, 2021 (current $2,420 plus long-term $133)	$2,553

Balance September 30, 2021 (current $2,383 plus long-term $133)	$2,516
Additions from acquisitions	5,762
Accretion of interest	63
Payments on prior period acquisitions	(1,468)
Balance June 30, 2022 (current $6,873)	$6,873

4.	Accounts Receivable

Accounts receivable represents amounts due from insurance companies and patients. As of June 30, 2022, the Company has approximately 8% of the Company’s receivables due from Medicare:

	As at	As at
	June 30, 2022	September 30, 2021
Gross receivable	$22,263	$15,413
Reserve for expected credit losses	(7,399)	(3,475)
Total	$14,864	$11,938

5.	Property and equipment and right of use assets

As of June 30, 2022, property and equipment and right of use assets was comprised of the following:

As at	As at

Page	12

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

	June 30, 2022	September 30, 2021
Property and equipment, net	$21,070	$15,893
Right of use assets, net	8,596	7,613
Total	$29,666	$23,506

Rental equipment transferred from inventory during the nine months ended June 30, 2022 and 2021 was $12,029,000 and $9,415,000. For the nine months ended June 30, 2022 and 2021, the Company obtained equipment loans (Note 9) of $6,183,000 and $7,237,000, respectively, with the balance of $5,846,000 and $2,178,000 paid in cash. respectively.

6.	Goodwill and Intangible Assets

The following is the activity in goodwill and intangible assets for the nine moths ended June 30, 2022 and 2021:

Cost	Goodwill	Intangible Assets	Total
Balance September 30, 2020	$3,895	$18,135	$22,030
Acquisitions	7,541	8,241	15,782
Disposals	—	(149)	(149)
Balance June 30, 2021	$11,436	$26,227	$37,663

Balance September 30, 2021	$12,456	$28,799	$41,255
Acquisitions	22,120	5,300	27,420
Disposals	—	(2)	(2)
Balance June 30, 2022	$34,576	$34,097	$68,673

Accumulation amortization	Goodwill	Intangibles	Total
Balance September 30, 2020	$—	$12,556	$12,556
Amortization	—	1,107	1,107
Disposals	—	(149)	(149)
Balance June 30, 2021	$—	$13,514	$13,514

Balance September 30, 2021	$—	$13,925	$13,925
Amortization	—	1,676	1,676
Disposals	—	(2)	(2)
Balance June 30, 2022	$—	$15,599	$15,599

Net carrying amount	Goodwill	Intangibles	Total
Balance September 30, 2020	$3,895	$5,579	$9,474
Balance June 30, 2021	$11,436	$12,713	$24,149
Balance September 30, 2021	$12,456	$14,874	$27,330
Balance June 30, 2022	$34,576	$18,498	$53,074

Page	13

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

7.	Government Grant

During the year ended September 30, 2020, the Company received payments related to the two separate provisions of the US CARES Act.

Payroll Protection Plan (“PPP’)

On April 16, 2020, the Company received $4,254,000 related to the PPP, which was to assist companies in maintaining their workforce. The PPP provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses. The loans and accrued interest were forgivable if the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities for up to twenty-four weeks, and maintains certain payroll levels. On March 23, 2022, the loan was forgiven, and other income in the amount of $4,254,000 has been recorded on the condensed consolidated interim statements of income (loss) for the nine months ended June 30, 2022.

Public Health and Social Services Emergency Fund (“Relief Fund”)

During the year ended September 30, 2020, the Company received $1,797,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expenses or lost revenues, subject to certain terms and conditions. If those terms and conditions are met, payments do not need to be repaid. No expenses related to the PPP can be used to meet the terms and conditions for the Relief Fund.

In September 2021, the Company submitted its filing with the Health and Human Services (“HHS”) supporting the use of the funds under the terms and conditions of the Relief Fund. The HHS has not indicated whether any formal notification of acceptance will be provided. The Company has accounted for the proceeds under IAS 20. The cash inflow has been reported as a financing activity. The original proceeds were recognized as a liability, which was reduced based on certain related costs incurred. During the year ended September 30, 2020, the Company reduced the liability by $1,166,000, which was included in other income in the consolidated statements of income (loss) and comprehensive income (loss). No reduction was recorded in the nine months ended June 30, 2022 or 2021.

	Current	Long-term	Total
Balance September 30, 2020	$2,599	$2,286	$4,885
Change in current and long-term portions	2,286	(2,286)	—
Balance June 30, 2021	$4,885	$—	$4,885

Balance September 30, 2021	$4,885	$—	$4,885
Loan forgiveness recognized as Other income	(4,254)	—	(4,254)
Balance June 30, 2022	$631	$—	$631

8.	Derivative warrant liability

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company. Each unit consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), Each Warrant was exercisable to acquire one common share for a period of 12 months following the closing at an exercise

Page	14

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

price of C$6.40 per share. During the nine months ended June 30, 2021, 13,559,300 Warrants for 3,389,825 common shares were exercised, and the remaining 280,113 Warrants for 70,028 common shares expired on June 29, 2021. The Warrants were recorded as a liability since they are denominated in Canadian Dollars and the Company’s functional currency is US dollars. A revaluation was performed each period end, with the change in fair value recorded in the caption “Change in fair value of warrants.” Upon exercise, the warrant liability was derecognized and transferred to equity.

Warrant activity for the nine months ended June 30, 2021 is provided below:

For the Nine
months ended
June 30, 2021
Beginning balance	$1,855
Exercised at weighted average Black-Scholes fair value of $0.31	(4,140)
Change in fair value	2,110
Change in foreign exchange rate	175
Ending balance	$—

9.	Long-term Debt

Debentures

On March 7, 2019, the Company issued C$15,000,000 ($12,000,000) in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each C$1,000 ($776) debenture is convertible at the option of the holder into 192.31 common shares. As of September 30, 2021, C$4,041,000 ($3,172,000) of debentures had been converted into common shares, leaving C$10,959,000 ($8,601,000) of face value debentures remaining. During the nine months ended June 30, 2022, C$834,000 ($660,000) of debentures were converted into common shares, leaving C$10,125,000 ($7,857,000) of face value of the debentures remaining. The fair value of the debentures on the dates of conversion totaled C$1,121,000 ($884,000). The Company can force conversion of the outstanding principal at a conversion price of C$5.20, if the daily volume weighted average price of the common shares exceeds C$6.48 per share for twenty consecutive trading days. On August 9, 2022, the Company exercised its right to convert the outstanding debentures into common stock on September 8, 2022.

The debentures contain multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company is unable to measure the fair value of embedded derivatives reliably, it has elected to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures are valued at fair value using the current trading price of C$123 ($96) and C$148 ($119) as of June 30, 2022 and June 30, 2021, respectively, per unit. A gain of $177,000 and $1,235,000 was recorded for the three and nine months ended June 30, 2022, respectively. A gain of $3,295,000 and a loss of $4,594,000 was recorded for the three and nine months ended June 30, 2021, respectively. Following is the movement in these debentures:

	Nine months ended	Nine months ended
	June 30, 2022	June 30, 2021
Beginning balance	$11,784	$12,930
Conversion to common shares	(884)	(4,714)
Change in fair value	(1,235)	4,594

Page	15

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Change in foreign exchange rate	(17)	982
Ending balance	$9,648	$13,792

In conjunction with issuance of the debentures, the Company issued compensation options to the underwriters for 129,808 shares of the Company at an exercise price of C$5.20 for a period of two years from the closing of the transaction. The fair value of the options has been valued at $1.02 per option for a total of $133,000 using the Black-Scholes pricing model.

Compensation options activity for the nine months ended June 30, 2021 is provided below:

	Number	Weighted
	(000s)	average exercise price
Balance September 30, 2020	130	C$	5.20
Exercised	(130)		5.20
Balance June 30, 2021	—	C$	—

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the suppliers’ designated financial institutions, under which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. In other cases, the supplier receives the full invoice price and Company pays a stated interest rate to the financial institution, ranging from 5.6% to 8.0%, with the terms of the financing ranging from 12 to 48 months. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against the loans is $12,691,000 and $5,808,000 as of June 30, 2022 and 2021, respectively.

Following is the activity in equipment loans for the nine months ended June 30, 2022 and 2021:

	Nine months ended	Nine months ended
	June 30, 2022	June 30, 2021
Beginning balance	$7,384	$4,750
Additions:
Acquisitions	1,128	3,001
Operations	6,183	7,237
Interest expense	262	268
Repayments	(9,476)	(7,605)
Ending balance	5,481	7,651
Current portion, less than 1 year	5,158	7,003
Long-term portion, due between 1 and 5 years	$323	$648

Leases Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 1.7% to 10.4%.

Page	16

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Below is the movement in lease liabilities for the nine months ended June 30, 2022 and 2021:

		Real
	Vehicles	estate	Total
Balance September 30, 2020	$1,627	$3,640	$5,267
Additions during the period:
Acquisitions	109	540	649
Operations	704	1,750	2,454
Interest	110	294	404
Repayments	(549)	(2,232)	(2,781)
Balance June 30, 2021	$2,001	$3,992	$5,993

Balance September 30, 2021	$2,414	$5,351	$7,765
Additions during the period:
Acquisitions	571	2,489	3,060
Operations	340	1,303	1,643
Interest	157	379	536
Change in lease terms	—	(80)	(80)
Repayments	(1,295)	(2,098)	(3,393)
Balance June 30, 2022	$2,187	$7,344	$9,531

Future payments pursuant to lease liabilities are as follows:

	As at	As at
	June 30, 2022	September 30, 2021
Less than 1 year	$3,964	$3,491
Between 1 and 5 years	6,424	5,367
More than five years	651	38
Gross lease payments	11,039	8,896
Less: finance charges	(1,508)	(1,131)
Net lease liabilities	$9,531	$7,765

SBA Loan

In conjunction with an acquisition on February 1, 2021, the Company assumed an SBA Loan. The face amount of the loan is $150,000 and bears interest at stated interest rate of 3.75%. Due to the below-market interest rate, the Company valued the loan at the net present value of the payments using its incremental borrowing rate of 6%, resulting in a fair value on the acquisition date of $122,000. The loan is payable in 360 monthly installments of $731 beginning June 2021 and is secured by substantially all the assets of the acquired subsidiary.

Revolving Credit Facility

In September 2020, the Company entered a $20,000,000 asset-based revolving credit facility with a US bank. The facility matures in September 2024 and bears interest at floating rate of LIBOR plus 2.0% to 2.5%, with a LIBOR floor of 0.5% and has an unused commitment fee of 0.3%. The Company has borrowings of $12,000,000 and $0 from this facility as at June 30, 2022 and September 30, 2021, respectively. Average borrowings for the three and nine months ended June 30, 2022 was $468,000 and $158,000, respectively. Interest expense for the facility primarily related to the unused

Page	17

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

commitment fee and totaled $21,000 and $13,000 for the three months ended June 30, 2022 and 2021, respectively. Interest expense for the facility for the nine months ended June 30, 2022 and 2021 totaled $46,000 and $38,000, respectively. The facility is subject to a borrowing base based on a percentage of eligible accounts receivable and expected future revenues from existing customer rentals. Issuance costs are recorded in “other assets” on the consolidated statements of financial position and are being amortized on a straight-line over the four-year term of the facility for a total of $35,000 and $105,000 for each of the three and nine months ended June 30, 2022 and 2021, respectively.

10.	Share capital

The Company considers its capital to be shareholders’ equity, which is comprised of capital stock, contributed surplus, shares to be issued, and accumulated deficit, in the amount of $67,725,000 and $58,622,000 as at June 30, 2022 and September 30, 2021, respectively.

Issued share capital

The Company has only one class of common stock outstanding. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction of equity, net of any income tax effects.

Accumulated other comprehensive income represents items such as cumulative, foreign currency translation adjustments, the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale, and changes in fair value of derivatives designated as cash flow hedges and is presented as a separate component of shareholders’ equity on the consolidated statements of financial position.

Bought deals and private placements

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company. Each unit and consisted of one pre-consolidation common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”) for a total of 13,839,413 Warrants.

Following the consolidation, for every four Warrants exercised in accordance with its terms, the holder will be entitled to acquire one common share for a period of twelve months following the closing at an exercise price of C$6.40 per share. During the nine months ended June 30, 13,559,300 Warrants for 3,389,825 common shares were exercised, for total proceeds of C$21,695,000, or $17,473,000.

Common share activity related to the Warrants for the nine months ended June 30, 2021 is provided below:

	Number of shares	Weighted
	(000s)	average exercise price
Balance September 30, 2020	3,460	C$	6.40
Exercised	(3,390)		6.40
Expired	(70)		6.40
Balance June 30, 2021	—	C$	—

Page	18

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The Company issued compensation options to the underwriter for 367,826 shares at the issue price of C$4.60 for a period of two years from the closing of the offering. The fair value of the options has been valued at $1.24 for a total of $456,000.

Activity for the June 2020 compensation options for the nine months ended June 30, 2022 and 2021 is as follows:

	Number	Weighted
	(000s)	average exercise price
Balance September 30, 2020	353	C$	4.60
Exercised	(238)		4.60
Balance June 30, 2021	115	C$	4.60

Balance September 30, 2021	115	C$	4.60
Exercised	(115)		4.60
Balance June 30, 2022	—	C$	—

Shares to be issued

In conjunction with an acquisition on October 23, 2020, a portion of the purchase price is payable in shares. $2,376,000 (629,000 shares at a fair value of $3.78 per share) was issued in January 2021, and $657,000 (246,000 shares at a fair value of $2.67) is expected to be issued in August 2022. The fair value of the stock has been discounted by 15% and 25%, respectively, using the Black-Scholes pricing model for put options, to reflect the inability to sell the stock for a period and for the time between the date of the acquisition and the dates the stock is to be issued.

Stock options and grants

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options having varying vesting periods and the options granted during the nine months ended June 30, 2022 vest quarterly over quarterly over eight or twelve quarters.

A summary of stock options is provided below:

		Weighted
	Number of options (000’s)	average exercise price
Balance September 30, 2020	2,626	C$	1.92
Granted	1,396		8.40
Exercised when weighted average share price was C$8.47	(92)		2.39
Expired	(56)		3.97
Forfeited	(15)		8.12
Balance June 30, 2021	3,859	C$	4.17

Balance September 30, 2021	3,786	C$	4.15
Issued	195		6.69
Exercised when weighted average share price was C$6.50	(22)		1.50
Expired	(21)		6.18
Forfeited	(115)		8.48
Balance June 30, 2022	3,823	C$	4.15

Page	19

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

At June 30, 2022, the Company had 2,842,000 vested stock options with a weighted average exercise price of C$2.80.

The fair value of the stock options granted used the Black-Scholes option pricing model calculated using the following assumptions:

	Nine months Ended	Nine months Ended
	June 30,	June 30,
	2022	2021
Share price at grant date	C$6.20 - C$6.75	C$6.16 - C$8.48
Risk-free interest rate	1.78 - 3.33%	0.92 - 1.63%
Expected volatility based on most recent 3 years' trading prices	54.54 - 55.67%	48.97 - 55.08%
Expected life of option	10 years	4 - 10 years
Expected dividend yield	Nil	Nil

Restricted stock units

On May 20, 2021, there were 953,750 restricted stock units granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing three months after the grant date, with 340,156 restricted stock units being vested as of June 30, 2022. The shares are to be issued in the calendar year subsequent to the calendar year in which the units vested, or earlier upon a Change in Control, as defined.

On February 1, 2022, there were 81,340 restricted stock units granted to officers. Each unit represents the right to receive one common share, and vests in four installments on the last day of each calendar quarter of 2022, resulting in 40,670 restricted stock units being vested as of June 30, 2022. The shares are to be issued on December 31, 2022.

The fair value of the units on the date of grant are discounted to reflect the difference between the vesting dates and the issuance dates, resulting in compensation expense of C$7,586,000 ($6,285,000) and C$529,000 ($417,000) to be expensed over the vesting period with an increase to contributed surplus.

A summary of restricted stock units:

		Weighted
	Number of units (000’s)	average grant-date price
Balance September 30, 2020	—	C$	—
Granted	954		8.48
Balance June 30, 2021	954	C$	8.48

Balance September 30, 2021	954	C$	8.48
Forfeited	(105)		8.48
Issued	81		6.83
Balance June 30, 2022	930	C$	8.34

Stock-based compensation

The Company accounts for stock-based compensation using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options and restricted stock units at the date of grant is expensed over the vesting period

Page	20

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

and the offsetting credit is recorded as an increase in contributed surplus. Awards with graded vesting are considered to be multiple awards for fair value measurement. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

For the three and nine months ended June 30, 2022 and 2021, the Company recorded stock-based compensation expense as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	2022	2021	2022	2021
Restricted stock units	$600	$971	$2,250	$971
Stock options	725	626	2,346	653
Stock-based compensation expense	$1,325	$1,597	$4,596	$1,624

11.	Commitments and contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $56,000 and $28,000 as of June 30, 2022 and September 30, 2021, respectively, which are all due in less than one year.

Contingencies

The Company was in litigation with Lightwater Long Short Fund (“Lightwater”) during the years ended September 30, 2020 and 2021. The litigation was settled in December 2021 for approximately $150,000, which was recorded in operating expenses for the year ended September 30, 2021.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

12. Operating expenses

	Three months	Three months	Nine months	Nine months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2022	2021	2022	2021
Payroll and employee benefits	$10,418	$7,257	$29,002	$20,693
Facilities	906	522	2,403	1,540
Billing	1,656	1,077	4,501	2,686
Professional fees	787	824	2,758	1,824
Marketing costs	492	234	1,106	577
Outbound freight	570	384	1,486	967
All other	2,097	1,204	5,341	3,190
Total operating expenses	$16,926	$11,502	$46,597	$31,477

Page	21

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

13.	Income (loss) per share

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur from the incremental shares issued if in-the-money securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months	Three months	Nine months	Nine months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2022	2021	2022	2021
Net income (loss) from continuing operations	$163	$6,329	$3,069	$(4,677)
Basic weighted average number of shares	33,559	30,893	33,449	29,500
Diluted weighted average number of shares	37,863	33,754	38,109	29,500
Total - Basic	$0.00	$0.20	$0.09	$(0.16)
Total - Diluted	$0.00	$0.19	$0.08	$(0.16)

The effect of instruments exercisable or convertible to common shares for the three and nine months ended June 30, 2021 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

14.	Related party transactions

The Company has six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $52,000 per month, plus taxes, utilities, and maintenance.

Expense for Board of Directors’ fees were $89,000 and $53,000 for the three months ended June 30, 2022 and 2021, respectively. Fees were $230,000 and $150,000 for the nine months ended June 30, 2022 and 2021, respectively. Stock-based compensation for the Board of Directors was $303,000 and $387,000 for the three months ended June 30, 2022 and 2021, respectively, and $540,000 and $408,000 for the nine months ended June 30, 2022 and 2021, respectively.

Key management personnel also participate in the Company’s share option program (see Note 1). The Company recorded compensation to key management personnel the following:

	Three months	Three months	Nine months	Nine months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2022	2021	2022	2021
Salaries and benefits	$240	$224	$751	$707
Stock-based compensation	1,183	746	2,851	746
Total	$1,423	$970	$3,602	$1,453

15.	Subsequent events

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Acquisition of Hometown Medical LLC

On July 1, 2022, the Company, through one of its indirect wholly-owned subsidiaries, entered into a purchase agreement to acquire Hometown Medical LLC (“Hometown”), a Mississippi-based company. The purchase price was $5,668,000, of which $4,568,000 was paid in cash at closing, a $1,100,000 holdback payable on the six and twelve-month anniversary of the acquisition. The holdbacks are subject to normal post-closing adjustments, if any.

Pro forma nine-month revenues and net income of Hometown had the acquisition occurred on October 1, 2021 are approximately $6,000,000 and $450,000, respectively. The Company is in the process of gathering the information required to allocate the purchase price to the acquired tangible and intangible assets and assumed liabilities as of the acquisition date.

Proposed Senior Credit Facilities

On August 12, 2022, the Company received a commitment to enter into an agreement to amend and restate the revolving credit facility dated September 18, 2020. The new credit facility will be up to $80,000,000, to be comprised of a term loan facility in an aggregate principal amount of up to $5,000,000, a delayed draw term loan facility in an aggregate principal amount of up to $55,000,000 and a revolving credit facility in an aggregate principal amount of up to $20,000,000. The primary use of proceeds of the loans made under the Proposed Senior Credit Facilities will be used to finance potential future acquisitions and general working capital purposes. Closing is anticipated to occur within 30 days.

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